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            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
             FORM 12b-25                         Estimated average burden
                                                 hours per response...2.50
                                                 -------------------------
    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 0-19922
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                                                 CUSIP NUMBER:    -------


 (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
              [ ] Form N-SAR [ ] Form N-CSR

 For Period Ended: March 31, 2004
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 [ ]              Transition Report on Form 10-K
 [ ]              Transition Report on Form 20-F
 [ ]              Transition Report on Form 11-K
 [ ]              Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
 For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

The BISYS Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

90 Park Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based upon a continuing review and analysis of commissions receivable in the Registrant's Life Insurance division, the Registrant has determined that the previously reported adjustment of $24.7 million ($15.5 million net of tax) to commissions receivable in its Life Insurance division will be increased to approximately $70 million to $80 million (approximately $44 million to $50 million net of tax). The Registrant has also determined that the adjustment requires a restatement of its financial results for each of the fiscal years ended June 30, 2003, 2002 and 2001, as well as its interim results for fiscal 2004, to reflect the impact of the adjustment on each of the periods presented. The Registrant has not yet completed the quarterly analyses necessary to finalize the restatement, and as a result was not able to finalize its consolidated financial statements for the fiscal quarter ended March 31, 2004 in time to permit it to file its Form 10-Q within the prescribed time. While the Registrant and its independent auditors are making every effort to complete all necessary work to permit the Registrant to file its quarterly report on Form 10-Q within the extension date of Monday, May 24, 2004, there can be no assurances that the Registrant will be able to file the Form 10-Q by that date.




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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James L. Fox                 212                      907-6000
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  (Name)                  (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?
      If answer is no, identify report(s).             Yes [X]     No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     Yes  [X]     No  [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the overstatement of commissions receivable relates principally to periods prior to the Registrant's current fiscal year, as a result of the impact of the restatement on the corresponding periods of the prior fiscal year, the Registrant anticipates that there will be a significant change in results of operations from the corresponding periods of the prior fiscal year. Because the Registrant has not yet completed the quarterly analyses necessary to finalize the restatement, the Registrant cannot quantify the extent of this change at this time.
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                            The BISYS Group, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 18, 2004                By /s/ James L. Fox
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                                      James L. Fox
                                      Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).